Exhibit 4.39

Equity Transfer Agreement

(translated version)

This Agreement is executed as of September 2, 2013 by and between:

Transferor: Yu Zhou	ID Card No.: 370203197209032018 (“Party A”)

Transferee: Qin Qiong	ID Card No.: 310108197109214485 (“Party B”)

SHANGHAI QUAN TOODOU NETWORK SCIENCE AND TECHNOLOGY CO., LTD (the “Target Company”) has a registered capital of RMB 150 million, of which Qin Qiong contributed RMB 100 million, representing 66.7%, Yu Zhou contributed RMB 27 million, representing 18%, and Liu Dele contributed RMB 23 million, representing 15.3%. In accordance with pertinent laws and regulations, upon amicable negotiations between the Parties, the Parties hereby agree as follows:

Article  1                                                Subject and Price of Transfer

1.                          Party A will transfer the 18% equity it holds in the Target Company (equivalent to RMB 27 million) to Party B at a valuated price of RMB 27 million.

2.                          Other rights affiliated to the equity will be transferred together with the equity.

3.                          The Transferee shall pay the equity transfer price in full to the Transferor in cash or via wire transfer within 30 days upon the date hereof.

Article  2                                                Undertakings and Warranties

Party A undertakes that it is the legal owner of, and has full and valid right to dispose of, the equity to be transferred to Party B pursuant to Article 1 hereof. Party A further undertakes that the equity to be transferred by it is free of any mortgage or other security interest and subject to no claims by any third person.

Article  3                                                Liabilities for Breach

To the extent that Party B fails to pay the equity transfer price as scheduled, for each overdue day, it shall bear a penalty fine equivalent to 0.1% of the outstanding amount of equity transfer price; it shall also compensate Party A for any economic loss arising as a result of its breach that cannot be covered by the penalty fine.

Article  4                                                Dispute Resolution

Any disputes arising from the performance of this Agreement shall be resolved by the Parties through amicable negotiations. In case such negotiations fail, such disputes shall be summited to Shanghai Arbitration Commission for arbitration.

Article  5                                                Miscellaneous

1.                          This Agreement is made in five originals, one for each Party and one for the Target Company for purposes of relevant procedures.

2.                          This Agreement shall take effect upon executed by both Parties.

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Party A (signature):	/s/ Yu Zhou	Party B (signature):	/s/ Qiong Qin

Date: September 2, 2013